DUANE MORRIS LLP
October 3, 2005
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Frank Wyman, Division of Corporation Finance

Re:	Donegal Group Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 0-15341
SEC Comment Letter Dated September 27, 2005
Dear Mr. Wyman:
     This letter confirms our telephone conversation in which you acknowledged the request of the Company to extend the time period for the Company to respond to the staff’s September 27, 2005 comment letter to October 21, 2005. If you have any questions, please contact me at (215) 979-1210.

Sincerely, Kathleen M. Shay for Duane Morris LLP